RUBICON MINERALS CORPORATION

FISCAL YEAR ENDED DECEMBER 31, 2004

Management's Discussion & Analysis

Suite 1540 - 800 West Pender Street, Vancouver BC V6C 2V6
Tel: 604.623.3333 Toll free: 1.866.365.4706 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

INTRODUCTION

This Management Discussion and Analysis ("MD&A") dated March 21, 2005 includes financial information from, and should be read in conjunction with, the audited annual financial statements for the fiscal year ended December 31, 2004. Please refer to the cautionary notices at the end of this MD&A. Rubicon Minerals Corporation (the "Company") reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles ("GAAP") in Canadian Dollar. Please see note 10 of the audited consolidated financial statements of the Company for a reconciliation between Canadian and United States GAAP.

Rubicon Minerals Corporation is a Canadian based mineral exploration-stage company that explores for commercially viable gold and base metal deposits. In addition the Company selectively invests in other mineral exploration and resource companies which the Company deems to be of merit.

The Company's key assets are in the Red Lake gold camp, in the Province of Ontario and a number of district-scale gold exploration properties in the Province of Newfoundland and Labrador. The Company also has a 60.4% (pre initial public offering) investment in a subsidiary named Toquima Minerals Corporation ("Toquima") that holds gold and base metal exploration properties in the States of Nevada and Alaska in the United States. The Company also has a 35.6% interest in Africo Resources Ltd., a private B.C. Company that controls an option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo. The Company does not have any assets or mineral properties that are in production or that contain a reserve.

The Company is a reporting issuer in the provinces of British Columbia, Alberta, Ontario and Quebec in Canada as well as with the SEC in the United States. The Company's common shares trade on the TSX in Canada under the symbol 'RMX' and on the American Stock Exchange in the United States under the symbol 'RBY'.

HIGHLIGHTS

Red Lake exploration

McFinley Property

The Company spent $2.2 million on its McFinley property during the fiscal year ended December 31, 2004.

During the first quarter of 2004, the Company discovered a new high grade gold zone at its 100% owned McFinley Gold Project, named the Phoenix Zone. Drilling results included mineralized zones up to 13 metres thick including 15.5 g/t gold over 4.8 metres (see news releases dated April 2, 2004, March 25, 2004 and March 8, 2004 for further details). The Company reached the minimum cumulative exploration expenditures as well as meeting all other property option terms which allowed the Company to exercise its option to purchase a 100% interest in the McFinley property. The Company is still required to pay annual advance royalty payments to the vendor.

During the quarter ended September 30, 2004, the Company announced additional high grade intercepts from additional drilling in the Phoenix zone. A short summary of significant intersections includes:

  Hole PZ-23 - 70.1 g/t gold over 3.1 metres (2.04 oz/ton over 10.17 ft), containing widespread and abundant visible gold.
  Hole PZ-34 - 20.5 g/t gold over 1.2 metres
  Hole PZ-47 - 22.24 g/t gold over 1.7 metres
  Hole PZ-48 - 33.22 g/t gold over 1.5 metres

Please see the Company's press releases dated August 11 and September 30, 2004 and the Company's website for additional details.

The Company resumed exploration drilling in January 2005 and plans to spend approximately $3 million in exploration on the McFinley project during 2005 to expand the current limits of mineralization and to investigate potential for development of multiple gold zones similar to those found at Goldcorp's high-grade zone.

On March 08, 2005, the Company announced initial results from the latest round of exploration drilling. Multiple new gold zones were intersected over a strike length of 150 metres. Gold occurs within thick (10 to 15 metres) heavily altered and veined basalts close to the contact of a major ultramafic body which, elsewhere in the camp, is a prime location for gold mineralization. Individual zones can be traced for 25 to 100 metres. Examples include 17.24 g/t Au over 2.15 metres, and 37.17 g/t over 1.20 metres. Please see the Company's press release dated March 08, 2005 for a more detailed table of results and for additional information.

Recent drilling has intersected a complex, 20 to 30 metre thick carbonate (ankerite) replacement zone ("CARZ") containing numerous colloform banded 'snowbank' veins up to 5 metres thick. These are variably silified and mineralized over thicknesses of 1.0 to 9.5 metres with fine grained needle arsenopyrite, plus accessory sulphides. Visible gold has been observed in one location with the CARZ. The newly discovered zone has been traced over a 120 metre strike length and 60 metres down dip and remains open. As of the date of this report, assays from this zone and adjacent, heavily altered and mineralized basalts were pending and drilling exploration was on-going.

Other Red Lake properties

The Company spent $1.9 million in exploration which was primarily funded by partners who optioned into the Company's properties.

In the first half of the year 2004, the Company as operator, completed a 3,000 metre drill program in the Sidace Lake area funded by partner Goldcorp Inc. The majority of the drilling was directed at confirming the presence of the down-dip extension of the Sidace Gold Zone, a Hemlo-type, gold bearing, sericite schist horizon which has seen extensive drilling on the adjacent property. Broad zones of prospective sericite schist unit were intersected (up to 34 metres) which contained numerous anomalous gold-bearing intervals (up to 0.37 g/t gold). See the Company news release dated June 4, 2004 for additional details.

In the second half of the year, The Company continued with exploration funded by partner Goldcorp on the Red Lake North and Adams Lake projects with the Company as operator. Work carried out included geological mapping, prospecting and a small drill program. Although the prospective sericite schist location was intersected, no significant results were returned. Considerable strike length on this property remains to be explored.

Wolfden Resources Ltd., as operator, funded a $0.6 million drilling exploration program on the East Bay West where anomalous gold up to 8.75 g/t over 0.54 metres was returned along with thick intervals of anomalous gold of 0.59 g/t over 40.5 metres and 0.74 g/t over 28.2 metres. Wolfden subsequently elected not to continue with its option on this project. The Company believes that the property has the potential to host the down dip extension of the adjacent East Bay zones that are actively being explored by Placer/Wolfden and future follow up drilling in the area is warranted especially considering the close proximity to the adjacent Placer-Wolfden GAZ gold zone on which an inferred resource of 326,407 ounces of gold was announced by Wolfden in February 2005.

The Company carried out a drill program on its McCuaig JV project with partner Golden Tag Resources Ltd. (60% Rubicon and 40% Golden Tag). No significant results were reported.

Subsequent to December 31, 2004, the Company optioned its Slate Bay project in Red Lake whereby King's Bay Gold can earn a 51% interest in the property by spending $2.75 million in exploration costs over a four year period, commencing March 1, 2005 and including a firm commitment to spend $250,000 in exploration costs in the first year of the agreement. Kings Bay Gold made an initial payment of $10,000 and 25,000 of its common shares to the Company and is required to make additional payments of $90,000 in cash and share payments totaling $90,000 to the Company over the term of the agreement.

English Royalty Division ("ERD")

The Company acquired rights to cash and share option payments and contractual interests in an initial portfolio of 63 mineral interests, mainly in the Red Lake district of Ontario, from prospector Perry English in exchange for $500,000 and 250,000 of the Company's shares. As part of the agreement, the Company engaged Perry English as a consultant for a period of two years at an annual rate of $75,000, renewable for another two years at Perry English's option, to acquire additional mineral properties of merit for optioning to third parties. Subsequent to 2004, Perry English elected to extend the consultancy agreement for one additional year. Mr. English is also entitled to a bonus on cash and share option payments received from the mineral properties in the ERD in excess of $150,000, payable as follows: 10% on receipts between $150,000 and $300,000, 15% on the next, $50,000, 17.5% on the next $100,000 and 20% on the next $400,000.

In addition, the initial portfolio of mineral properties in the ERD included 14 mineral properties optioned to the Company which it now owns through the ERD. As a result, the Company eliminated and saved $9,000 in option payments in 2003, $123,000 in 2004 and is expected to save another $87,000 in 2005 for a total of $219,000.

During 2003, the Company spent $1.0 million (included the initial acquisition costs, consulting fee and bonus paid to Perry English, and cost of new additional mineral properties and costs) and recovered $0.4 million in cash and share option payments. As at December 31, 2003, the English Royalty Division properties had a carrying book value of $0.6 million (excluding saved option payments).

During 2004, the Company spent $0.4 million in acquisition costs and recovered $0.6 million. As at December 31, 2004, the English Royalty Division properties had a carrying book value of $0.4 million (excluding saved option payments).

Combined with the savings in option and advance royalty payments, the Company expects to recover all its initial and subsequent costs included to date during 2005 at which point it will have acquired rights to cash and share option payments and royalty interests in a substantial number of mineral properties for little or no cost. The Company however expects to continue to acquire additional mineral properties of merit for optioning to third parties.

Future cash and option payments are dependent on third parties maintaining the mineral properties optioned from the ERD and the value of its contractual interests in its ERD properties is dependent on the exploration results carried out by optionees.

Newfoundland exploration

Overall, the Company spent $3.9 million (before costs of share options payments) in exploration in Newfoundland, of which $2.8 million was funded by partners Placer Dome, IAMGold, Meridian Gold and Crosshair Exploration & Mining Corp. and $0.2 million from the Government of Newfoundland under its junior exploration assistance program. Significant highlights from selected groups of properties are as follows:

Golden Promise Trend Properties - Golden Promise project

Placer Dome (Canada) Inc. funded a $0.8 million exploration and drilling program in 2004 at the Golden Promise gold project.

Work was directed towards follow up of regional airborne targets by ground prospecting on this large property to detect additional gold bearing veins beyond the Jaclyn Zone discovery made in 2003.

During 2004, the Company announced the discovery of two new vein zones. The Christopher vein zone, located 500 metres southwest of the Jaclyn vein zone, has been exposed by trenching over a 35 metre strike length, averaging 1.5 to 2.0 metres thick. The Shawn's Shot vein zone, located 7.5 metres southwest of the Jaclyn vein zone was discovered by prospecting where grab samples returned assays up to 100.5 g/t gold. It is exposed over a 2 metre length, is up to 30 centimetres thick and has similar features to the Jaclyn vein zone. See the Company news release dated October 7, 2004 for further details.

An eight-hole (1,400 metre) drilling program to test for strike extensions to the known Jaclyn vein zones and to test other targets developed from the prospecting, sampling and trenching work extended the host vein system 400 metres from the Jaclyn zone for a possible strike length of 775 metres and also extended the Jaclyn North vein system by 600 metres. Maximum gold values of 3.42 g/t gold over 0.4 metre on the Jaclyn North vein indicates the system continues to be gold bearing. At the main Jaclyn zone area, lower grade intercepts can occur in close proximity to high grade gold, evidence of a gold nugget effect.

The main Jaclyn vein system which has been documented to a depth of 190 metres over strike length of 375 metres was not tested in 2004 and remains open for follow-up. Significant drill intercepts from previous work in 2003 at the Jaclyn zones, where 23 of 33 holes intersected visible gold, including 17.69 g/t over 2.30 metres, 16.57 g/t gold over 2.0 metres and 14.85 g/t gold over 2.25 metres.

Glenwood-Botwood Trend Properties - H-Pond project

During 2004, an exploration program on its 100% controlled H-Pond project located 10 kilometres from the town of Gander led to the discovery of multiple, thick, extensively veined and altered, gold-bearing zones interpreted to extend over a minimum distance of four kilometres based on diamond drilling, trenching, gold bearing float and gold in-soil anomalies. The Company considers H-Pond to represent a significant early stage gold discovery which merits additional drilling.

A summary of key drill results from an 8-hole reconnaissance drilling program (1,396 metres) is as follows: (See the Company's website for a more detailed table of results):

Hole 04-01 - 0.75 g/t gold over 44.45 metres (including 2.51 g/t gold over 5.85 metres and 8.08 g/t gold over 1.1 metres) Hole 04-02 - 2.25 g/t gold over 4.8 metres Hole 04-03 - 16.27 g/t gold over 2.40 metres and 2.44 g/t gold over 1.35 metres Hole 04-04 - 3.42 g/t gold over 6.3 metres (including 12.64 g/t gold over 1.25 metres) Hole 04-07 - 4.40 g/t gold over 1.7 metres (including 15.26 g/t gold over 0.4 metres)

The Company's exploration program also exposed a new vein zone at Pocket Pond, located 3 kilometres south of the H-Pond prospect. The new vein zone was exposed by trenching with a width of over 15 metres and a strike length of 50 metres. Eighteen grab samples from the trenched area returned 1 sample with a value of 25.5 g/t gold, 6 samples greater than 5.0 g/t gold and 11 samples greater than 1.0 g/t gold.

New surface sampling approximately six kilometers south of the H-pond prospect led to the discovery of mineralized vein systems documented in bedrock and float over a minimum of 700 metre strike length. The extensive alteration zone associated with veining and mineralization is up to 100 metres wide with individual quartz veins up to 1.5 metres thick with visible gold noted in one location. Sampling to date (70 grab samples and 36 channel samples) include 38 samples greater than 1.0 g/t gold of which 19 samples are greater than 5.0 g/t gold with a maximum value of 56.9 g/t gold. The two best channel samples included 8.5 g/t and 6.8 g/t gold over 0.5 metre.

These new discoveries are further indications that the H-pond system is extensively developed on the Company's claims. The Company controls approximately 19.7 kilometres of strike potential in this new discovery area.

The Company began a new round of drilling exploration in January 2005 targeting areas of encouraging previous drill intercepts and new surface discovery areas. The Company expects to spend in excess of $0.5 million on this round of exploration on H-pond.

Avalon project

During the year 2004, the Company optioned the Avalon Gold Project to IAMGold Inc., whereby IAMGold was required to spend $3 million over a four-year period to earn an initial 55% interest in the 140 square kilometre gold project located in southeastern Newfoundland, including a firm commitment to spend $500,000 before February 2005.

IAMGold funded a $0.6 million exploration program in 2004. An 8 hole (1,500 metres) reconnaissance drilling program was completed and was successful at identifying epithermal vein mineralization mainly at depths of 50 to 130 below surface. Results indicate anomalous gold up to 1.9 g/t, which suggests that deeper drilling may be required to test for bonanza-type gold mineralization.

Subsequent to December 31, 2004, IAMGold notified the Company of its decision to terminate its option on this property. The Company is seeking a new partner to advance this project and it has received expressions of interests from a number of third parties.

Huxter Lane project

In the fourth quarter of 2004, the Company signed an joint venture agreement with Meridian Gold Inc. whereby Meridian will fund exploration of the Huxter Lane project where the target is an intrusive-related gold deposit. Under the terms of the agreement, Meridian can earn a 55% interest in this 1,350 hectare property by spending Cdn$1 million over four years. The Company expects to carry out soil sampling and geophysical surveys to be followed by drilling. Most of the work is expected to be carried out in the first half of 2005.

Investments

Africo Resources Ltd.

The Company completed the acquisition of a 35.6% interest in Africo Resources Ltd. ("Africo"), a private B.C. company for a net cash amount of $1.7 million (including gain on partial resale of shares and due diligence costs). Africo controls the option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo which has an inferred resource of 16.9 Mt grading 3.03% Copper and 0.66% Cobalt as reported by SRK Consulting in accordance with the JORC code for reporting of mineral resources which conforms to the requirements of National Instrument 43-101 (see Sedar filings for technical report). The Company accounts for this investment on an equity basis.

The Company acquired its interest in Africo for investment purposes and is not required to make any further financial commitments to Africo but has the right to do so. Please see the Company's news release dated May 25, 2004 and September 22, 2004 for further details.

During 2004, Africo began in-fill drilling on its copper-cobalt mineral property to upgrade the resource classification as part of a feasibility study which is expected to be completed in the second half of 2005 as well as exploration drilling to expand its current resource and test new targets. The Company reported results from four drill holes on the C5PSL target that returned core lengths of 29.97 to 53.0 metres of 2.63 to 2.98% copper and 0.37 to 1.36% cobalt.

Subsequent to December 31, 2004, Africo approved a $5.33 million non-brokered private placement to its existing shareholders at a price of $1.50 per share to provide additional working capital to complete the feasibility study. The Company has agreed to participate up to $2.13 million in the private placement of which $1.15 million has been advanced. Africo released additional drilling results on March 21, 2005 (see the Company's press release dated March 21, 2005 for more details):

On the C5PSL target, additional in-fill drilling, based on 50 metre centres, returned thick oxidized intersections (22 to 53 metres) with consistent high copper grade (up to 3.98%) and exceptional cobalt grade (up to 1.36%). Drilling to date has demonstrated good lateral and depth continuity of the oxide zone with a strike length of over 625 metres and allowed for calculation of the resource to a depth of 100 metres from surface. This target has a current resource of 6.4 Mt grading 2.77% copper and 0.76% cobalt. Surface mapping has identified a very shallow dipping extension which has a footprint of about 250 by 100 metres and sampling has confirmed significant copper mineralization with cobalt values of up to 3% near surface that could increase the existing resource.

On the KALN(S) target, drilling results from 8 holes returned thick (17.20 to 117 metres) and variable copper grades (1.46 to 4.75%) with significantly higher grade copper in the centre and south and with lower cobalt (0.12 to 0.58%) than the inferred resource average grade. Mineralization extends into the hanging wall units for 9 to 26 metres and this mineralization has the potential to increase the current resource. One historical hole intersected 10.5 metres grading 5.36% copper and 0.41% cobalt approximately 450 metres below surface and the current oxide zone. This sulphide zone has the potential to expand the resource on this target and this will be evaluated in due course. This target has a current inferred resource of 3.3 Mt grading 2.46% copper and 0.49% cobalt.

On the KALN(N) target, results from two holes indicate grades (2.40 and 2.80%) and mineralized thicknesses (35.41 and 49.90 metres) comparable to the initial drilling data. This target currently has a current inferred resource of 2.5 Mt grading 2.89% copper and 0.58 % Cobalt.

A new target, currently not included in the current inferred resource calculation, was identified 1km east of the C5SPL target. Shallow dipping mineralization exposed at surface is cobalt rich and returned trenching results of 0.29 to 1.24% cobalt over a strike length of 350 metres.

Six major consultants have been appointed to undertake key aspects of the feasibility study, including baseline EIA studies. A bulk surface sample has been taken and sent to MINTEK for metallurgical and other testwork.

Toquima Minerals Corporation

In early November 2004, Toquima, in which the Company currently has a 60.4% interest, filed a final prospectus with the securities regulatory authorities in the provinces of British Columbia and Alberta, Canada in connection with an initial public offering ("IPO") of its common shares and a listing on the TSX Venture exchange.

The prospectus became stale dated in January 2005 as the intended initial public offering was not completed. The Company and Toquima are currently seeking and evaluating options to finance the exploration of Toquima's mineral properties in the State of Nevada and Alaska.

Currently, the Company consolidates the accounts of Toquima. The Company expects it will own less than 50% once the Toquima IPO or other financing is completed at which time the Company will no longer consolidate the accounts of Toquima and will instead account for its investment in Toquima on an equity basis.

Subsequent to December 31, 2004, Toquima signed a joint venture agreement with Newmont Mining Corporation ("Newmont") whereby Newmont can earn a 60% interest in the Leach Springs mineral property in Nevada by spending US$2 million over a four year period with Newmont committing to spend US$150,000 in the first year.

Toquima also signed a binding letter of intent with Romarco Minerals Inc. ("Romarco") whereby Romarco can earn a 60% interest in Toquima's Pine Grove mineral property by spending US$2 million on exploration over a five year period with Romarco committed to spend US$325,000 in the first year subject to drill permitting and rig availability.

RISKS AND UNCERTAINTIES

The success of the Company depends upon a number of factors, many of which are beyond our control. Typical risk factors and uncertainties, among others, include political risks, financing risks, title risks, commodity prices, exchange rate risks, operating and environmental hazards encountered in the exploration, development and mining business and changing laws and public policies. Risk factors are more fully described in our Annual Information Form, on file at www.sedar.com .

Additional information on the Company, including our Annual Information Form and other public filings, are available on SEDAR at www.sedar.com

SELECTED ANNUAL INFORMATION (based on Canadian GAAP)

Fiscal Year ended	2004	2003	2002
Interest and miscellaneous income	$150,018	$153,910	$74,162
Gain on sale of investments	$694,769	$19,703	-
Net loss	$4,082,836	$2,312,394	$1,102,112
Basic and diluted net loss per share	$0.07	$0.05	$0.04
Total assets	$30,319,662	$29,963,297	$13,687,005
Total long-term financial Liabilities (Non-controlling interest)	$474,340	$682,594	Nil
Cash dividends	Nil	Nil	Nil

The major factors that caused significant variations in net loss were the recording of stock-based compensation when stocks options were granted, the write-down of properties based on a periodic review of such properties, both which have no identifiable trend and the sale of investments.

OPERATING RESULTS

Fiscal year ended December 31, 2004 compared to Fiscal year ended December 31, 2003

For the fiscal year 2004, the Company incurred a net loss of $4.1 million ($0.07 per share) compared to a net loss of $2.3 million ($0.05 per share) incurred in fiscal year 2003, an increase in net loss of $1.8 million.

The Company wrote off $1.9 million in deferred property costs during fiscal year 2004 compared to $0.4 million in fiscal 2003, an increase of $1.5 million. During fiscal year 2004, the Company incurred $9.0 million in exploration costs to evaluate a number of its mineral properties. The Company periodically evaluates its mineral properties for permanent impairment as new exploration results on its own and other adjoining properties became available. During fiscal 2004, the Company wrote off a number of its mineral properties that it did not deem worthy of follow-up exploration on and/or worthy to maintain them in good standing.

Salary expense increased in fiscal year 2004 by $0.2 million with the hiring of additional staff and salary increases.

Office expense increased in fiscal year 2004 by $0.1 million due primarily to new Director and Officer's insurance costs.

Stock based compensation increased in fiscal year 2004 by $0.4 million partly with the granting of a higher number of employee options (1,435,000 share options in fiscal year 2004 versus 895,000 share options in fiscal year 2003) and partly due to a higher fair value of the options granted. The increase in consulting fees was primarily due to the stock based compensation for options granted to a consultant.

The higher operating expenses were partly offset by an increase in gain on the sale of investments. The Company recorded a gain of $0.7 million in fiscal year 2004 compared to $19,703 in fiscal year 2003, an increase of $0.7 million. Most of the gain was generated from the resale of part of its initial investment in shares of Africo Resources Ltd.

The Toquima IPO costs included a substantial amount of legal, professional fees and other costs associated with the proposed listing of Toquima on the TSX Venture Exchange .

Fiscal year ended December 31, 2003 compared to fiscal year ended December 31, 2002

For the fiscal year 2003, the Company incurred a net loss $2.3 million ($0.05 per share) compared to a net loss of $1.1 million ($0.04 per share) for the fiscal year 2002, an increase of $1.2 million.

$0.4 million in deferred property costs were written off in fiscal year 2003, an increase of $0.3 million compared to fiscal year 2002. During fiscal year 2003, the Company wrote off a number of base metal and grassroots prospects that were not deemed worthy of follow-up exploration.

During the fiscal year 2003, the Company's stock-based compensation costs recorded increased by $0.4 million compared to fiscal year 2002. The Company granted 895,000 stock options in fiscal year 2003 with a higher fair value compared to 1,655,000 stock options issued in fiscal year 2002.

For the fiscal year 2003, salaries increased by $0.2 million compared to fiscal year 2002, primarily related to the issuance of management bonuses.

The Company's transfer and filing fees, consulting, professional fees and investor relations costs increased by $0.3 million in fiscal year 2003 compared to fiscal year 2002 with the listing of the Company's common shares on the TSX and increased corporate and administrative activities.

SUMMARY OF QUARTERLY RESULTS (Based on Canadian GAAP)

Quarter	2004	2004	2004	2004	2003	2003	2003	2003
	Fourth	Third	Second	First	Fourth	Third	Second	First
Interest and	$32,033	$27,484	$41,140	$49,361	$53,094	$48,266	$35,410	$17,140
miscellaneous
income
Gain (loss) on	$14,747	$682,161	$(2,139)	-	$19,703	-	-	-
sale of
investments
Net loss	$2,043,399	$377,943	$675,878	$985,616	$1,417,090	$331,006	$279,368	$284,930

Basic and	$0.03	$0.01	$0.01	$0.02	$0.02	$0.01	$0.01	$0.01
fully diluted
net loss per
share

The major factors that caused significant variations in net loss were the recording of stock-based compensation when stocks options were granted, the write-down of properties based on a periodic review of such properties, both which have no identifiable trend and the sale of investments.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources - Fiscal year ended December 31, 2004

The Company had a working capital position (excluding minority interest amount of $0.5 million) of $6.4 million as at December 31, 2004 compared to $11.6 million (excluding minority interest amount of $0.7 million) as at December 31, 2003. The working capital position also does not include $3.2 million (at cost) in investments in a number of publicly listed and private companies ($0.4 million - December 31, 2003) and the final tranche of a flow-through financing of $1.2 million (net of costs) completed in January 2005.

During fiscal year 2004, the Company issued 2,093,412 flow through common shares raising $2.5 million (net of cash costs of $0.4 million), issued 525,161 common shares from the exercise of warrants for cash proceeds of $0.6 million and issued 79,000 common shares from the exercise of options for cash proceeds of $0.1 million for total net cash proceeds of $3.2 million ($16.5 million - fiscal year 2003).

Subsequent to December 31, 2004, the Company issued an additional 1,000,000 flow through common shares raising approximately $1.3 million (net of cash costs of $0.1 million). Gross proceeds from the flow through financing completed in December 2004 and January 2005 are expected to be all spent in 2005 primarily on the Company's McFinley property in Red Lake Ontario and on the H-Pond property in Newfoundland with portions allocated to other Red lake and Newfoundland properties.

The Company also disposed of part of its investments, including part of its initial purchase of Africo Resources Ltd. ("Africo") shares for proceeds of $2.5 million.

The Company's major source of financing is from the sale of shares issued from treasury, the exercise of stock options and warrants, if any, and the sale of available investments. The Company has sufficient funds (including proceeds from share issuances in January and February 2005) to meet its working capital requirements and property maintenance costs, to carry out some exploration of its mineral properties and investments in other mineral resource companies for the next 12 months. During that period the amount of funds available for exploration of its mineral properties, acquisition of additional mineral properties and investments in other mining resource companies are dependent on whether and how much the Company can raise in additional equity financing, the amount of exploration carried out by existing joint venture partners and the ability of the Company to successfully negotiate joint ventures for third party funding of exploration costs.

Liquidity and Capital Resources - Fiscal year ended December 31, 2003

The Company had a working capital position of $11.5 million as at December 31, 2003 which did not include $0.4 million (at cost) in investments in a number of publicly listed and private companies.

During the fiscal year 2003, the Company issued 13,979,329 common shares pursuant to private placements raising $14.4 million net of share issue costs, issued 2,022,740 common shares from the exercise of warrants raising $1.5 million and issued 1,547,500 common shares from the exercise of options raising $0.6 million.

The Company's major source of financing is from the sale of shares issued from treasury, the exercise of stock options and warrants, if any, and the disposal of available investments. The company has sufficient funds to meet its working capital requirements and property maintenance costs, some exploration of its mineral properties and investments in other mineral resource companies for the foreseeable future. Additional amounts of funds available for exploration of its properties, acquisition of additional mineral properties and investments in other mining resource companies is dependent on whether and how much the Company can raise in additional equity financing, the amount of exploration carried out by existing joint venture partners and the ability of the Company to successfully negotiate joint ventures for third party funding of exploration costs.

Liquidity and Capital Resources - Fiscal year ended December 31, 2002

The Company had a working capital position of $0.8 million as at December 31, 2002.

The Company's sole source of financing was from the sale of shares issued from treasury and the exercise of options and warrants. During the fiscal year 2002, the Company issued 5,368,463 common shares pursuant to private placements raising $3.6 million net of share issue costs, issued 3,671,393 common shares from the exercise of warrants raising $2.1 million and issued 167,500 common shares from the exercise of options raising $0.1 million.

The Company needed to raise additional equity financing to finance exploration costs for the subsequent year and to increase working capital.

Investing Activities - Fiscal year ended December 31, 2004

For the fiscal year 2004, the Company spent $9.1 million in exploration costs and cash option payments (including $0.8 million spent by Toquima). The Company used $5.0 million from its working capital reserve, recovered $3.9 million (45% of total exploration costs, excluding Toquima) from joint venture partners and other parties and received $0.2 million in management fees. In addition, the Company issued 123,827 common shares valued at $0.2 million to pay property share option payments to vendors and received $0.6 million in common shares from option holders.

The Company invested $4.0 million (including due diligence costs) to acquire common shares in Africo and subsequently sold part of its investment in Africo for cash proceeds of $2.3 million with a net gain of $0.7 million. The Company as at December 31, 2004 held 35.6% of Africo at a carried cost of $2.4 million.

Investing Activities - Fiscal year ended December 31, 2003

The Company incurred $10.4 million in exploration costs and option payments. It used $4.3 million from its working capital reserve, recovered $5.0 million from joint venture partners and issued common shares to pay for $0.7 million in option and advance royalty payments.

The Company exchanged the Palmer property, located near Haines, Alaska, with a book value of $1.8 million in deferred exploration costs for common shares of Toquima Minerals Corporation ("Toquima"), a private subsidiary of the Company. The Company invested an additional $0.3 million in Toquima for additional common shares of Toquima. As at December 31, 2003, the Company had a 60.33% interest in Toquima and gained exposure to a number of gold exploration properties in the State of Nevada.

Investing Activities - Fiscal year ended December 31, 2002

The Company incurred $9.6 million in exploration costs and option payments. It used $5.3 million from its working capital reserve, recovered $2.7 million from joint venture partners and issued common shares to pay for $1.6 million in option payments.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than what is disclosed under commitments in note 8 of the consolidated financial statements of the Company

TRANSACTIONS WITH RELATED PARTIES

Please refer to note 3 - related party transactions in the audited consolidated financial statements of the Company for the year ended December 31, 2004.

Legal services

David Reid is a director of the Company and a partner at Davis & Company. David Reid and other staff members of Davis & Company provide legal services to the Company.

For the fiscal year ended December 31, 2004, Davis & Company invoiced the Company $664,277 (including $254,471 for the Company's subsidiary Toquima) for professional fees and related costs.

In addition, during 2004, this law firm also billed $53,920 in legal fees to Africo Resources Ltd., a subsidiary of the Company accounted for on an equity investment basis.

Point Leamington property

During 2004, the Company completed an option agreement with TLC Ventures Corp. ("TLC") whereby TLC can acquire a 100% interest in the Company's Point Leamington Property. At the time of the transaction, the Company and TLC had one common director. The Company and TLC negotiated the agreement based on commercial terms.

FOURTH QUARTER

The Company incurred a net loss of $2.0 million for the quarter ended December 31, 2004 compared to a loss of $1.4 million in the comparative quarter. The higher loss was primarily due to a higher amount of write-off of deferred property costs.

The Company had a working capital position of $6.4 million as at December 31, 2004 compared to $4.9 million as at September 30, 2004. The Company issued 2,093,412 flow through common shares during Q4-2004 raising $2.5 million (net of cash costs of $0.4 million), spent $0.8 million on exploration costs, primarily on its McFinley and H-Pond projects.

PROPOSED TRANSACTIONS

Subsequent to December 31, 2004, Africo approved a $5.33 million non-brokered private placement to its existing shareholders at a price of $1.50 per share to provide sufficient working capital to complete its feasibility study on its copper-cobalt property in the Democratic Republic of Congo. The Company has agreed to participate in the private placement up to $2.13 million of which $1.15 million has been advanced.

The Company has sufficient working capital to complete its full participation in this Africo financing. The Company will require additional equity financing and/or the exercise of warrants expiring in August 2005 to fund its working capital requirements beyond the end of 2005.

CRITICAL ACCOUNTING ESTIMATES

The Company's accounting policies are described in Note 2 of the consolidated financial statements for the year ended December 31, 2004. The Company considers the following policies to be most critical in understanding its financial results:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting policies requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on past experience, industry trends and known commitments and events. By their nature, these estimates are subject to measurement uncertainty and the effects on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

Carrying value of deferred property interests

The Company has capitalized the cost of acquiring mineral property interests and on-going exploration and maintenance costs. Capitalized property costs are expensed in the period in which the Company determines that the mineral property interests have no future economic value. Capitalized property costs may also be written down if future cash flow, including potential sales proceeds and option payments, related to the property are estimated to be less than the carrying value of the property. The Company reviews the carrying value of its mineral properties periodically, and whenever events or changes in circumstances indicate the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent that the carrying value of the investment exceeds the property's estimated fair value.

Under US GAAP, all acquisition and exploration costs are expensed.

Stock-based compensation

The Company has adopted the fair value based method of accounting for stock option and compensatory warrant awards granted to directors, employees and consultants. Under this method, the fair value of stock options is calculated and expensed or recorded as share issue costs at the date of grant, with the offsetting credit to contributed surplus. If the stock options are exercised, the proceeds are credited to share capital.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options and compensatory warrants granted. This model is subject to various assumptions. The assumptions the Company makes will likely change from time to time. At the time the fair value is determined, the methodology the Company uses is based on historical information, as well as anticipated future events.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Comprehensive Income, CICA Handbook Section 1530

Section 1530 introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Section 1530 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. The Company plans to adopt this standard for its fiscal year ending December 31, 2007. Financial statements of prior periods are required to be restated for certain comprehensive income items. In addition, an enterprise is encouraged but not required to present reclassification adjustments, in comparative financial statements provided for earlier periods.

An entity adopting this Section for a fiscal year beginning before October 1, 2006 must also adopt Section 3855 - Financial Instruments - Recognition and Measurement.

The expected effect of this new accounting policy on the Company's financial statements cannot be reasonably determined at this time but it is not expected to have a significant impact on the Company's business.

Equity, CICA Handbook Section 3251

Section 3251 replaces Section 3250 - Surplus. It establishes standards for the presentation of equity and changes in equity during a reporting period.

Section 3151 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. The Company plans to adopt this standard for its fiscal year ending December 31, 2007. Financial statements of prior periods are required to be restated for certain specified adjustments. For all other items, comparative financial statements presented are not restated, but an adjustment to the opening balance of accumulated other comprehensive income may be required.

An entity adopting this Section for a fiscal year beginning before October 1, 2006 must also adopt Section 3855 - Financial Instruments - Recognition and Measurement, Section 3865 - Hedges and Section 1530 - Comprehensive Income.

The expected effect of this new accounting policy on the Company's financial statements cannot be reasonably determined at this time but it is not expected to have a significant impact on the Company's business.

DISCLOSURE OF OUTSTANDING SHARE DATA

As at March 21, 2005, the Company had the following common shares, stock options, warrants and agent warrants outstanding:

Common shares	56,813,524
Stock options	4,876,000
Warrants	6,037,829

Fully diluted shares outstanding	67,727,353

CAUTIONARY NOTICES

The Company's audited consolidated financial statements for the fiscal year ended December 31, 2004 and this accompanying MD&A include certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States. Other than statements of historical fact, all statements in these documents, including without limitation, statements regarding potential mineralization and resources, future plans and objectives of the Company, are forward looking statements that involve various known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their respective dates. Important factors that could cause actual results to differ materially from the Company's expectations include among ,other others, the ongoing results of current exploration activities, feasibility studies, on-going engineering work, changes in project parameters, and future metal prices, as well as those factors discussed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time to time with the Toronto Stock Exchange, Canadian, United States and other securities regulators. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice.

Work on the Projects was carried out under the supervision of the following Qualified Persons as defined under NI 43-101: Darwin Green, M.Sc., P.Geol., for the McFinley Project, David Copeland, M.Sc., P.Geol., for the Golden Promise Project, Michael Gray M.Sc., P.Geol., for the Avalon Project and Dave Mullen, B.Sc., for the H-Pond Project, Michael Evans (PR.Sci.Nat) for the Africo project.